December 3, 2009

Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:      Rule 17f-2
         Allegiant Advantage Fund
         Registration No. 811-07850, CIK No. 0000908823

Ladies and Gentlemen:

On behalf of our client, ALLEGIANT ADVANTAGE FUND, we are filing electronically one copy of the EDGARized version of our examination report dated October 30, 2009, submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2009.

Yours truly,

/s/ Rajan Chari

Rajan Chari
Partner


Enclosure

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of Allegiant Advantage Fund:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Allegiant Advantage Fund (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 30, 2009. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2009, and with respect to agreement of security purchases and sales, for the period from January 1, 2009 through April 30, 2009:

o Confirmation of all securities held by institutions in book entry form on behalf of PFPC Trust Co. (the "Custodian" of the Fund), by The Depository Trust Company and The Federal Reserve Bank of Boston;

o Reconciliation of all such securities to the books and records of the Fund and the Custodian;

o Confirmation or verification of the subsequent settlement to cash records provided by the Custodian of all repurchase agreements with brokers/banks and reconciliation of underlying collateral to the Funds' records; and

o Agreement of one security purchase and one security sale or maturity from January 1, 2009 to April 30, 2009 from the books and records of the Fund to trade authorizations provided by the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2009 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



DELOITTE & TOUCHE LLP
Chicago, Illinois
October 30, 2009

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of the Allegiant Advantage Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2009, and from January 1, 2009 through April 30, 2009.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2009, and from January 1, 2009 through April 30, 2009, with respect to securities reflected in the investment account of the Fund.



/s/ John Durkott

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John Durkott, President and CEO of the Allegiant Advantage Fund


/s/ Kathleen T. Barr

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Kathleen T. Barr, Senior Vice President, Chief Administrative Officer and Chief Compliance Officer of the Allegiant Advantage Fund


/s/ John Kernan

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John Kernan, Treasurer of the Allegiant Advantage Fund

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                            Date examination completed:

811-07850 (Allegiant Advantage Fund)                                              OCTOBER 16, 2009

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2. State identification Number:

      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      AL                 AK                 AZ                 AR                 CA                CO
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      CT                 DE                 DC                 FL                 GA                HI
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      ID                 IL                 IN                 IA                 KS                KY
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      LA                 ME                 MD                 MA                 MI                MN
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      MS                 MO                 MT                 NE                 NV                NH
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      NJ                 NM                 NY                 NC                 ND                OH
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      OK                 OR                 PA                 RI                 SC                SD
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      TN                 TX                 UT                 VT                 VA                WA
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      WV                 WI                 WY                 PUERTO RICO
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      Other (specify):
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3. Exact name of investment company as specified in registration statement: ALLEGIANT ADVANTAGE FUND

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4. Address of principal executive officer (number, street, city, state, zip code):

     200 Public Square, 5th Floor, Cleveland, OH 44114

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